Exhibit (a)(5)(xxvii)

LIONEL Z. GLANCY (#134180)
MICHAEL GOLDBERG (#188669)
GLANCY BINKOW & GOLDBERG LLP
1801 Avenue of the Stars, Suite 311
Los Angeles, CA 90067
Telephone: (310) 201-9150
Facsimile: (310) 201-9160

MURRAY, FRANK & SAILER LLP
Marvin L. Frank, Esq.
275 Madison Avenue, 8th Floor
New York, New York 10016
Telephone: (212) 682-1818
Facsimile: (212) 682-1892

Attorneys for Plaintiff Eric A. Olsen
SUPERIOR COURT OF THE STATE OF CALIFORNIA
COUNTY OF SAN MATEO

FILED BY FAX PURSUANT TO LOCAL RULES
X

ERIC A. OLSEN, Individually and On Behalf Of All	:
Others Similarly Situated,	:
	:	C.A. No. CIV 475849
Plaintiff,	:
vs.	:
	:	CLASS ACTION COMPLAINT
GENENTECH, INC., ROCHE HOLDING LTD,	:
ROCHE HOLDINGS, INC., ARTHUR D.	:	JURY TRIAL DEMAND
LEVINSON, WILLIAM M. BURNS, ERICH	:
HUNZIKER, JONATHAN K.C. KNOWLES,	:
HERBERT W. BOYER, DEBRA L. REED, and	:
CHARLES A. SANDERS,	:

Defendants.
X

     Plaintiff, by his attorneys, for his Complaint, alleges the following upon personal knowledge as to himself and to his own acts, upon a review of various news articles and press releases, and upon information and belief as to all other matters.

NATURE OF THE ACTION
     1. Plaintiff brings this action on behalf of the public stockholders of Genentech, Inc. (“Genentech” or the “Company”) against the individual defendants, who comprise Genentech Board of Directors (the “Board”), seeking injunctive relief and other appropriate relief in connection with the proposed acquisition of the Company by defendant Roche Holding Ltd. through its wholly owned subsidiary, Roche Holdings, Inc. (together referred to as “Roche”) by means of an unfair process and for an inadequate price of $89 in cash for each outstanding share of Genentech (the “Proposed Acquisition”). The Proposed Acquisition is valued at approximately $43.7 billion. Roche already owns 55.9% stake of Genentech.
PARTIES
     2. Plaintiff Eric A. Olsen (“Plaintiff”) is and has been at all relevant times the owner of Genentech common stock.
     3. Defendant Genentech is a biotechnology company that discovers, develops, manufactures, and commercializes pharmaceutical products Genentech is a Delaware corporation with is principal place of business in the State of California at 1 DNA Way, San Francisco, California 94080. Genentech is publicly traded on the New York Stock Exchange under the symbol DNA.
     4. Roche Holding Ltd. (also known as Roche Holding AG and Roche Holding SA) is a Switzerland-based pharmaceuticals and a diagnostics company. Roche Holding Ltd. belongs to the Roche Group that operates through various subsidiaries and associated companies located worldwide. Its products and services cover every stage of the healthcare process, from identifying disease susceptibilities and testing for disease in at-risk populations to prevention, diagnosis, therapy and treatment monitoring.

     5. Roche Holdings, Inc. is a Delaware company wholly owned by Roche Holding Ltd. Roche Holdings, Inc. also operates as the holding company for the de la Roche family of companies. It has been a majority stockholder of Genentech since 1990 and owes fiduciary duties to Genentech and its shareholders.
     6. Defendant Arthur D. Levinson, Ph.D. (“Levinson”) has served as Chairman of the Board of Directors of Genentech since September 1999 and has served as Genentech’s Chief Executive Officer and a director of the Company since 1995. Levinson is a member of Genentech’s Executive Committee.
     7. Defendant William M. Burns (“Burns”) has served as a director of Genentech since 2004. Burns is a member of Genentech’s Compensation, Corporate Governance, Executive and Nominations Committees. He was appointed Chief Executive Officer of the Pharmaceuticals Division of The Roche Group in January 2005 and was elected to the Corporate Executive Committee of The Roche Group in 2000. Burns is also a member of the Board of Directors of Chugai Pharmaceutical Co., Ltd., a subsidiary of Roche. Pursuant to the Affiliation Agreement (defined below), Burns designated by Roche to serve on the Genentech Board.
     8. Defendant Erich Hunziker (“Hunziker”) has served as a director of Genentech since 2004. Hunziker joined The Roche Group as Chief Financial Officer in 2001 and was elected to the Executive Committee of The Roche Group at that time. Hunziker is a member of Genentech’s Compensation, Governance and Nominations Committees. Hunziker is also a member of the Boards of Directors of Holcim Ltd. and Chugai Pharmaceutical Co., Ltd., a subsidiary of Roche. Pursuant to the Affiliation Agreement, Hunziker is a designee of Roche.
     9. Defendant Jonathan K.C. Knowles, Ph.D. (“Knowles”) has served as a director of Genentech since 1998. Knowles is a member of Genentech’s Compensation and Governance Committees. Knowles joined The Roche Group as head of global research in September 1997.

Knowles also serves as a member of the Board of Directors of Chugai Pharmaceutical Co., Ltd., a subsidiary of Roche. Pursuant to the Affiliation Agreement, Knowles is a designee of Roche.
     10. Defendant Herbert W. Boyer, Ph.D. (“Boyer”) is a director of Genentech and is one of its founders. Boyer is a member of the Board of Genentech. Boyer is a member of each of Genentech’s committees: Audit, Compensation, Corporate Governance, Executive and Nominations. Boyer has sat on Genentech Board since 1976 with the exception of one four month hiatus in 1999.
     11. Defendant Debra L. Reed (“Reed”) has served as a director of Genentech since August 2005. Reed is a member of Genentech’s Audit, Compensation and Governance Committees.
     12. Defendant Charles A. Sanders, M.D. (“Sanders”) has served as a director of Genentech since 1999 and as the lead director of the Board since 2003. Sanders is a member of Genentech’s Audit, Compensation and Governance Committees.
     13. The defendants above are referred to collectively as “Defendants.” The directors above are referred to collectively as the “Individual Defendants” who are in a fiduciary relationship with Plaintiff and the other public stockholders of Genentech and owe them the highest obligations of due care, loyalty, good faith and candor.
SUBSTANTIVE ALLEGATIONS
Roche Controls Genentech
     14. Since 1990, Roche has been Genentech’s majority stockholder. In June 1999, Genentech redeemed all of its callable putable common stock (“Special Common Stock”) held by stockholders other than Roche for cash pursuant to a contractual obligation with Roche that gave Roche the right to require such a redemption. Upon completion of the redemption, Roche’s ownership percentage of Genentech’s Special Common Stock was 100%.

     15. In July and October 1999 and March 2000, Roche completed public offerings of Genentech common stock, and in January 2000, Roche completed an offering of its zero-coupon notes exchangeable for Genentech common stock held by Roche. At the conclusion of these public offerings in March 2000, Roche’s ownership of Genentech common stock was reduced to 58.9%; and on December 31, 2007, Roche’s ownership of Genentech common stock declined 55.8%.
     16. Genentech has a July 1999 Amended and Restated Licensing and Marketing Agreement with F. Hoffmann-La Roche Ltd. (“Hoffmann-La Roche”), a subsidiary of Roche, and its affiliates granting Hoffmann-La Roche an option to license, use and sell Genentech’s products in non-U.S. markets.
     17. Genentech also has an April 2004 research collaboration agreement with Hoffmann-La Roche that outlines the process by which Hoffmann-La Roche and Genentech may agree to conduct and share in the costs of joint research on certain molecules. The agreement further outlines how development and commercialization efforts will be coordinated with respect to select molecules, including the financial provisions for a number of different development and commercialization scenarios undertaken by either or both parties.
     18. Genentech also signed two new product supply agreements with Hoffmann-La Roche (and certain of its affiliates) in July 2006, each of which was amended in November 2007.
     19. In 2007, under all of Genentech’s agreements and arrangements with Roche, contract revenue from Hoffmann-La Roche and its affiliates, including amounts earned related to ongoing development activities after option exercise dates, totaled $95 million. All other revenues from Roche, Hoffmann-La Roche and their affiliates, principally royalties and product sales, totaled $1.985 billion in 2007.

     20. During the period that Roche owned all of Genentech’s outstanding equity, the Company amended its Certificate of Incorporation and entered into an affiliation agreement with Roche that enabled Genentech’s current management to conduct its business and operations as it had done in the past while at the same time reflecting Roche’s ownership in Genentech (the “Affiliation Agreement”).
     21. Under the terms of the Affiliation Agreement, without the approval of Roche board of directors, Genentech may not approve:
          a. any acquisition constituting a portion of Genentech’s business or assets accounting for 10% or more of Genentech’s consolidated total assets, contribution to net income or revenues;
          b. any sale, lease license, transfer or other disposal of all or a portion of Genentech’s business or assets accounting for 10% or more of Genentech’s consolidated total assets, contribution to net income or revenues, not in the ordinary course of Genentech’s business;
          c. any issuance of common stock other than (i) issuances pursuant to employee incentive plans not exceeding 5% of Genentech’s voting stock, (ii) issuances upon the exercise, conversion or exchange of any of Genentech’s outstanding capital stock, and (iii) other issuances not exceeding 5% of Genentech’s voting stock in any 24 month period; and
          d. any repurchase or redemption of Genentech’s capital stock other than (i) a redemption required by the terms of a security and (ii) purchase made at fair market value in connection with any of Genentech’s deferred compensation plans.
     22. If Roche and its affiliates sell their majority ownership in Genentech common stock to a successor, Roche will cause the successor to purchase all shares of Genentech common stock not held by Roche:

          a. If the consideration is entirely in either cash or equity traded on a U.S. national securities exchange, with consideration in the same form and amounts per share as received by Roche and its affiliates; or
          b. In any other case, with consideration either in the same form and amounts per share as received by Roche and its affiliates or with consideration that has a value per share not less than the weighted average value per share received by Roche and its affiliates as determined by an investment bank of nationally recognized standing appointed by a committee of independent directors.
Roche has agreed to cause the buyer of Genentech common stock to be bound by the obligations that Roche is currently bound by.
     23. Pursuant to the Affiliation Agreement, as a condition to any merger between the Company and Roche or its affiliates or the sale of substantially all of Genentech’s assets to Roche or its affiliates, either:
          a. The merger or sale must be authorized by a favorable vote at any meeting of a majority of the shares of common stock not owned by Roche, provided that no person or group shall be entitled to cast more than 5% of the votes cast at the meeting; or
          b. In the event a favorable vote is not obtained, the value of the consideration to be received by the holders of Genentech common stock, other than Roche, shall be equal to or greater than the average of the means of the ranges of fair values for the common stock as determined by two investment banks of nationally recognized standing appointed by a committee of independent directors.
     24. The Affiliation Agreement also provides that with respect to any issuance of Genentech common stock in the future, the Company will repurchase a sufficient number of shares so that immediately after such issuance, the percentage of common stock owned by Roche will be not lower than 2% below the lowest number of shares of Genentech common stock owned by Roche since the July 1999 offering divided by the number of shares of Genentech common stock outstanding at the time of the July 1999 offering, as adjusted for stock splits.
     25. Around the same time, Genentech also amended its bylaws to provide Roche with certain proportional representation rights with respect to membership on Genentech Board of Directors and Committees, and to provide that Roche is entitled to have a number of directors equal to its percentage ownership of the Company’s common stock times the total number of directors rounded up to the next whole number if Roche’s ownership interest is greater than 50% and rounded down if it is less than or equal to 50%. Roche is also entitled to designate at least one member of each committee of the Genentech Board except for the Audit Committee.
     26. The Genentech Board consists of three Roche designees, currently Burns, Hunziker, and Knowles, one Genentech’s executive officer and three putatively independent directors, currently Boyer (the Company’s founder), Reed and Sanders.
     27. Genentech’s Amended and Restated Certificate of Incorporation provides that provisions of Genentech’s bylaws under the headings: “Composition of Board of Directors,” “Roche’s Right to Proportional Representation,” “Memberships of Committees” and “Nomination of Directors,” maybe repealed or amended only by a 60% vote of Genentech’s stockholders. Roche’s right to nominate a number of directors proportional to Roche’s ownership interest until Roche’s ownership interest is 5%, maybe repealed or amended only by vote of 90% of Genentech stockholders.
Roche Proposes to Acquire All Outstanding Shares of Genentech
     28. On July 20, 2008, following months of internal deliberations, Roche notified the outside directors of the Genentech Board and made a courtesy call to Arthur Levinson, Chairman of the Genentech Board, to inform Levinson that Roche would be making an offer to acquire the 44% of the shares of Genentech common stock it did not already own.
     29. On July 21, 2008, Roche announced that it had submitted a proposal to acquire all the outstanding stock of Genentech which Roche does not already own for $89.00 per share in cash. According to news reports, Roche does not inform Genentech of its intent until Sunday, July 20, the day prior to the proposal.
     30. The Proposed Acquisition represents a mere 8.8% premium over the Company’s closing price of Friday July 18, 2008. According to Dealogic, the average premium offered in similar squeeze-out deals is 21% this year, well above the 8.8% offered by Roche. Roche CEO, Severin Schwan stated “[w]e think this is a fair, generous offer, especially given that we already have control.” Schwan also indicated that Roche had little room for negotiation on the price term.
     31. Roche stands to profit significantly from the Proposed Acquisition at the expense of Genentech’s public stockholders. For example, Roche, which reported an earnings decline in the first half, would have gotten an additional $804 million in profit had it owned all of Genentech. Roche already gets approximately 40% of its drug sales from Genentech’s products. Roche’s buyout of Genentech could also result in pretax savings to Roche of $750 - $850 million.
     32. The market immediately reacted to the inadequate offer by surging ahead of the Proposed Acquisition price in trading on July 21, 2008, as analysts said the price was too low. Genentech’s stock closed at $93.88 on July 21, 2008.
     33. Analysts James Millet and David Adlington at Cazenove in London said in a research note that Roche will have to make a “significantly higher offer” for Genentech. Geoffrey Porges at Sanford Bernstein & Co. in New York, agreed, stating, “[t]his is going to be well north of $100” and that Roche was “clearly being opportunistic.” Lehman Brothers analyst Jim Birchenough also noted that “[w]e believe that $120 a share would be a reasonable counter proposal by [Genentech].”
     34. Indeed, only a week earlier, on July 14, 2008, Genentech raised its 2008 forecast and said its 2nd Quarter 2008 profit increased 4.7% on higher sales of certain of its cancer medicines. The Company’s stock jumped in after-hours trading after reporting that Non-GP earrings per share of $0.82, a 5% increase from $0.78 in the second quarter of 2007. Genentech also announced that its non-GAAP revenue in the quarter rose 8% (compared to the same quarter in 2007) to $3.2 billion. Genentech also revised its full year 2008 non-GAAP earnings per share forecast up to $3.40-$3.50 from its previous forecast of $3.35-$3.45.
     35. Romain Pasche, a fund manager at Vontobel Asset Management in Zurich noted further that the offer is also timed to take advantage of the strength of the Swiss Franc relative to the U.S. dollar this year. Pasche also indicated that the offer was made now so that Roche could obtain Genentech at a discount to its likely value once new research data is released on Avastin, a colon cancer drug in development at Genentech.
     36. The members of the Company’s Board of Directors owed and continue to owe its public shareholders fiduciary duties to act in the best interests of the Genentech stockholders. Roche and the Genentech directors affiliated with Roche, however, are conflicted and interested in obtaining the Company for the lowest amount of consideration possible. By virtue of its holding approximately 55.9% of the voting power of the Company’s shares, its designation of three of the seven members of the Genentech Board and other powers of control under the Affiliation Agreement, Roche controls the Company and the Board, ensuring that the Individual Defendants, including any appointed to any committee formed to consider the Proposed

Acquisition, are conflicted and cannot act effectively on behalf of the Genentech public stockholders.
     37. Genentech said in a statement that it had received Roche’s proposal and that it expects to promptly convene a special committee of independent directors to determine what action to take with respect to the proposal. Even if the “independent” directors were able to act independently from Roche, no special committee of directors will be able to function effectively in these circumstances which would require Company outsiders to negotiate against a control group with the best knowledge and expertise regarding the Company and its business and strategy. In addition, Roche is in a position to impose consequences on the public stockholders as controlling stockholder if the committee does not approve an acquisition. As such, Roche as a majority shareholder of Genentech with its control position will be allowed to direct and control the process, subjecting the Proposed Acquisition to the exacting entire fairness standard.
     38. The value of the Company’s shares is substantially in excess of the $89.00 offered by the Proposed Acquisition. The consideration proposed as part of the Proposed Acquisition is inadequate and represents an attempt by Roche to wield its control to force out the public shareholders in order to reward itself with the profits rightfully belonging to the Plaintiff and shareholders and is a transparent attempt to deny the public holders from their rightful opportunity to obtain due value for their shares.
     39. The terms of the Proposed Acquisition are grossly unfair to the Class (defined below), and the unfairness is compounded by the gross disparity between the knowledge and information possessed by the Individual Defendants and Roche by virtue of their positions of control of Genentech and that knowledge possessed by Genentech’s public stockholders. Defendants seek to take advantage of this disparity and to induce the Class to relinquish their shares in the acquisition at an unfair price on the basis of incomplete or inadequate information, while Roche has access to Company information and control over the Company’s direction giving Roche the ability to leverage its control of the target company to vitiate the effectiveness of even truly independent special committees formed.
     40. An acquisition by Roche of the public shares is subject to the exacting entire fairness standard, under which Roche must establish fair price and fair dealing.
     41. Unless the Court enjoins the Proposed Acquisition, Defendants will engage in further breaches of their fiduciary duties to the Company’s shareholders. These actions will result in irreparable harm to the members of the Class.
CLASS ACTION ALLEGATIONS
     42. Plaintiff brings this action as a class action, pursuant to California Code of Civil Procedure Section 382, on behalf of all stockholders of the Company (except Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the Defendants) and their successors in interest, who are or will be threatened with injury arising from Defendants’ actions as more fully described herein (the “Class”).
     43. This action is properly maintainable as a class action because:
          a. The Class is no numerous that joinder of all members is impracticable. As of April 2008, the Company had 1,050,891,782 shares outstanding held by hundreds or thousands of Genentech shareholders.
          b. There are questions of law and fact which are common to the Class including, inter alia, the following: (i) whether the Individual Defendants have breached their fiduciary and other common law duties owed by them to Plaintiff and the members of the Class in connection with the Proposed Acquisition; (ii) whether Roche has breached its fiduciary duties as a majority stockholder with respect to entire fairness of the Proposed Acquisition; and (iii)

whether Plaintiff and the other members of the Class will be damaged irreparably by the wrongful conduct alleged herein.
          c. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of Plaintiff are typical of the claims of other members of the Class, and Plaintiff has the same interests as the other members of the Class. Plaintiff will fairly and adequately represent the Class.
          d. Defendants have acted and are about to act in a manner which affects Plaintiff and all members of the Class alike, thereby making appropriate injunctive relief with respect to the Class as a whole.
          e. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.
COUNT I
BREACH OF FIDUCIARY DUTY AGAINST THE INDIVIDUAL DEFENDANTS
     44. Plaintiff repeats and re-alleges each allegation set forth herein.
     45. The Individual Defendants are disabled under the circumstances from effectively acting on behalf of the unaffiliated public stockholders in the face of Roche’s control.
     46. Plaintiff and the members of the Class have no adequate remedy at law.
COUNT II
BREACH OF FIDUCIARY DUTY AGAINST DEFENDATS ROCHE HOLDINGS,
INC., ROCHE HOLDING LTD., BURNS, HUNZIKER, AND KNOWLES
     47. Plaintiff repeats and re-alleges each allegation set forth herein.

     48. Roche and its Genentech Board designees have violated their fiduciary duties of loyalty, good faith, candor and entire fairness owed to the public shareholders of Genentech, and Roche has sought opportunistically to enrich itself unfairly at the expense of the unaffiliated Genentech shareholders.
     49. Plaintiff and the Class will suffer irreparable injury as a result of Roche’s actions, including unfair self-dealing.
     50. Unless enjoined by the Court, Roche and its Board designees, Burns, Hunziker and Knowles will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Acquisition, which will exclude Plaintiff and the Class from their fair share of Genentech’s valuable assets and businesses, and/or benefit Roche in the unfair manner complained of herein, all to the irreparable harm of Plaintiff and the Class, as aforesaid.
     51. Plaintiff and the members of the Class have no adequate remedy at law.
WHEREFORE, Plaintiff prays for judgment, as follows:
          A. determining that this action is a proper class action, and that Plaintiff is a proper class representative and appointing Plaintiff’s Counsel as Class Counsel;
          B. enjoining Defendants, temporarily and permanently, from taking any steps necessary to accomplish or implement the Proposed Acquisition at a price that is not fair and equitable and under the terms presently proposed by Roche;
          C. declaring that the Proposed Acquisition is not entirely fair and is in breach of the fiduciary duties of the Defendants and, therefore, any agreement arising therefrom is unlawful and unenforceable.
          D. to the extent, if any, that the Proposed Acquisition complained of is consummated prior to the entry of final judgment, rescinding the transaction and/or awarding damages to the Class;

          E. requiring Defendants to fully disclose all material information regarding the Proposed Acquisition;
          F. requiring the Individual Defendants to conduct a fair process to evaluate the Company’s value and any available value maximizing strategic alternatives including remaining as a public company;
          G. directing that Defendants account to Plaintiff and the Class for all damages caused to them and account for all profits and any special benefits obtained by Defendants as a result of their unlawful conduct;
          H. awarding Plaintiff and the Class pre- and post-judgment interest at the statutory rate;
          I. awarding Plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and
          J. granting such other and further relief as the Court deems just and proper.

Dated: August 19, 2008	GLANCY BINKOW & GOLDBERG LLP

LIONEL Z. GLANCY (#134180)
MICHAEL GOLDBERG (#188669)
1801 Avenue of the Stars, Suite 311
Los Angeles, CA 90067
Telephone:  (310) 201-9150
Facsimile:    (310) 201-9160

MURRAY, FRANK & SAILER LLP
Marvin L. Frank, Esq.
275 Madison Avenue, 8th Floor
New York, New York 10016
Telephone: (212) 682-1818
Facsimile:   (212) 682-1892

Attorneys for Plaintiff Eric A. Olsen

VERIFICATION
     I, Eric A. Olsen, am the Plaintiff in the above action. I have read the foregoing Complaint and authorized its filing. To the best of my knowledge and in reliance upon the investigation of my counsel, I believe the allegations in the Complaint are true.
     I declare under penalty of perjury that foregoing is true and correct.
Dated: August 18, 2008

/s/ Eric A. Olsen
Eric A. Olsen